Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 10 DATED April 2, 2019

TO

OFFERING CIRCULAR APRIL 17, 2018

(as supplemented by Supplement No. 1 dated April 23, 2018,

Supplement No. 2 dated July 26, 2018,

Supplement No. 3 dated September 20, 2018,

Supplement No. 4 dated November 13, 2018

Supplement No. 5 dated December 14, 2018,

Supplement No. 6 dated December 27, 2018,

Supplement No. 7 dated January 28, 2019,

Supplement No. 8 dated February 1, 2019, and

Supplement No. 9 dated March 29, 2019)

This supplement (“Supplement”) amends and supplements our Offering Circular, dated April 17, 2018, as previously supplemented by Supplement Nos. 1-9 noted above (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to BRIX REIT, Inc.

The purpose of this Supplement is to update the Offering Circular with regard to purchases by retirement accounts.

OFFERING CIRCULAR UPDATE

1. PURCHASES BY RETIREMENT ACCOUNTS.

In Offering Circular Supplement No. 7 dated January 28, 2019, the Company previously announced and disclosed an incentive program applicable to the purchase of its common stock through a custodial investment retirement account. The Company disclosed that it would promptly disclose any amendment, suspension or termination of the program in an Offering Circular Supplement. In accordance with this undertaking, the Company is hereby notifying investors that the current incentive program will expire at the close of business on April 30, 2019. Accordingly, the following supersedes and replaces the “Plan of Distribution—Purchases by Retirement Accounts” section of the Offering Circular Supplement No. 7 as follows:

Purchases by Retirement Accounts

With respect to any investor who invests at least $5,000 to purchase shares of our common stock in the name of an investment retirement account administered by an independent custodian (including, but not limited to, for example, self-directed IRA and SEP IRA accounts), our sponsor, BrixInvest, LLC, has agreed to contribute, at its discretion, $100 towards the purchase of our common stock on behalf of such investor in a non-custodial account capacity, subject to the investor’s completion of a subscription agreement for such new common stock.

Under this incentive program, if an investor invests in excess of $5,000 to purchase shares of our common stock in a custodial retirement account, BrixInvest, LLC has also agreed to contribute, at its discretion, an amount equal to 2% of such investment amount that exceeds $5,000 towards the purchase of additional shares of our common stock on behalf of such investor in its non-custodial investment account.

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For example, if an investor purchased $5,000 of common stock held by his/her custodial retirement account and then, in a subsequent year or at a future time, purchases an additional $6,000 of common stock through his/her custodial account, the sponsor will initially contribute $100 and, following the additional $6,000 investment, will contribute an additional $120 ($6,000 x 2%), in each case towards the purchase of common stock on behalf of such investor in his/her non-custodial investment account. Assuming no other investments by the investor, the investor would have, in this example, $11,000 of common stock held through and funded by his/her custodial retirement account plus $220 ($100 + $120) of common stock held individually through a non-custodial account funded by BrixInvest, LLC.

Likewise, if an investor makes an initial $11,000 purchase of common stock held by his/her custodial retirement account, the sponsor will contribute $220 towards the purchase of common stock on behalf of such investor in his/her non-custodial investment account. If $6,000 is contributed in a subsequent year or at a future time, an additional $120 would be contributed by the sponsor towards the purchase of common stock on behalf of such investor in his/her non-custodial investment account.

The foregoing incentive program will expire at the close of business on April 30, 2019. With respect to all investments prior to this date, BrixInvest, LLC shall endeavor to contribute such amounts to a non-custodial investment account on behalf of an investor within 90 days of the issuance of the common stock in the name of such investor’s custodial retirement account.

In connection with the foregoing incentive program and except as provided below, BrixInvest, LLC will cease paying custodial fees charged by independent custodians to administer custodial accounts for investors who previously purchased shares of our common stock in the name of a custodial retirement account. With respect to any existing custodial retirement account held through a preferred custodian designated by us in our sole discretion that holds common stock in the amount of $25,000 or more (valued based on our current NAV per share), if an additional investment is made through such custodian of $2,500 or more on or before April 15, 2019, BrixInvest, LLC has agreed to pay the custodial fee assessed by such custodian for 2019. In addition, with respect to any existing custodial retirement account held through a preferred custodian designated by us in our sole discretion that holds, and continues to hold, common stock in the amount of $100,000 or more (valued based on our then-current NAV per share) and for which dividends are reinvested in additional shares of our common stock, BrixInvest, LLC has agreed to continue to pay all custodial fees charged by the independent custodian of such account.

Any amounts contributed by BrixInvest, LLC on behalf of an investor towards the purchase of shares of common stock or the payment of custodial fees on behalf of an investor are subject to 1099-MISC reporting by the sponsor pursuant to applicable IRS rules. In addition, the sponsor’s agreements to contribute funds towards the purchase of common stock in a non-custodial investment account and to continue to pay certain custodial fees, as described above, are at BrixInvest, LLC’s discretion, and the sponsor reserves the right to amend, suspend terminate or reopen this program at any time. Any amendment, suspension, termination or re-opening will be promptly disclosed in a Offering Circular Supplement.

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